PROSPECTUS SUPPLEMENT (to Prospectus dated April 10, 2024)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-278393
1,297,411 Shares of Common Stock

This prospectus supplement updates and amends the prospectus dated April 10, 2024 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-278393) originally filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2024 and declared effective by the SEC on April 10, 2024.
This prospectus relates to the resale by certain of the selling securityholders named in this prospectus (each a “selling securityholder” and, collectively, the “selling securityholders”) of 1,297,411 shares of common stock, par value $0.00001 per share (the “Common Stock”) issued in the PIPE Financing (as defined in the Prospectus). The Prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or other similar transactions.
This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.
Current Report on Form 8-K
On July 14, 2024, we filed a Current Report on Form 8-K with the SEC. The Current Report on Form 8-K is attached hereto.
We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.
Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 6 of the Prospectus.
You should rely only on the information contained in the Prospectus, this prospectus supplement, or any further prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 15, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 14, 2024
LENZ THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40532	84-4867570
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

445 Marine View Ave., Ste. #320
Del Mar, California	92014
(Address of principal executive offices)	(Zip code)
(858) 925-7000
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	LENZ	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
On July 14, 2024, LENZ Therapeutics, Inc. (the “Company”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) for a private placement (“Private Placement”) with Ridgeback Capital Investment, L.P. (the “Purchaser”). Pursuant to the Purchase Agreement, the Company agreed to sell to the Purchaser 1,578,947 shares of the Company’s common stock, par value $0.00001 per share (the “Shares”), at a purchase price of $19.00 per Share. The gross proceeds of the Private Placement are expected to be approximately $30.0 million. The Private Placement is expected to close on July 17, 2024 (the “Closing Date”), subject to the satisfaction of customary closing conditions.
The Shares to be issued pursuant to the Purchase Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under any state securities laws, and will be issued pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Purchaser. The Shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this report, nor any exhibit attached hereto, is an offer to sell or the solicitation of an offer to buy the Shares described herein.
Under the Purchase Agreement, the Company has agreed that it will use its commercially reasonable efforts to file with the U.S. Securities and Exchange Commission (“SEC”), at its sole cost and expense, a registration statement registering the resale of the Shares (the “Resale Registration Statement”) no later than 60 calendar days after the Closing Date, and to cause the Resale Registration Statement to be declared effective by the SEC as soon as possible after the filing thereof, but in no event later than 90 calendar days after the Closing Date, subject to certain adjustments.
The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions.
The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions thereof, the form of which will be filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2024.
Item 3.02 Unregistered Sales of Equity Securities.
The information contained above under Item 1.01 is hereby incorporated by reference in response to this Item 3.02 of this report.
Item 7.01 Regulation FD Disclosure.
On July 15, 2024, the Company issued a press release announcing the Private Placement. The press release is attached as Exhibit 99.1 to this report and incorporated into this Item 7.01 by reference.
The information in this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated July 15, 2024.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 14, 2024

LENZ THERAPEUTICS, INC.

By:	/s/ Evert Schimmelpennink
Name:	Evert Schimmelpennink
Title:	Chief Executive Officer